SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCOTTISH POWER PLC

(Name of Subject Company)

SCOTTISH POWER PLC

(Name of Person(s) Filing Statement)

Ordinary shares of 42p each (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each of which represents four Ordinary Shares

(Title of Class of Securities)

81013T804

(CUSIP Number of Class of Securities)

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Richard C. Morrissey

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

28 November 2006

RECOMMENDED CASH AND SHARE OFFER

FOR

SCOTTISH POWER PLC

BY

IBERDROLA, S.A.

Summary

•	The Board of Iberdrola, S.A. (“Iberdrola”) is pleased to announce that it has secured the unanimous recommendation of the Board of Scottish Power plc (“ScottishPower”) of the terms of an Offer for the acquisition of ScottishPower by Iberdrola and/or a wholly owned subsidiary of Iberdrola (the “Offer”).

•	Under the terms of the Offer, ScottishPower Shareholders will receive 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share, for every ScottishPower Share.

•	ScottishPower ADS Holders will receive 1600 pence (Euro 23.61) in cash and 0.6584 of a New Iberdrola Share, for every ScottishPower ADS.

•	Before the Effective Date, ScottishPower will declare a special dividend of 12 pence (Euro 0.18) (the “Special Dividend”) for every ScottishPower Share (which will amount to 48 pence (Euro 0.71) for every ScottishPower ADS) payable to ScottishPower Shareholders on the register of ScottishPower on the Scheme Record Date and will be paid shortly after the Effective Date.

•	The Offer values each ScottishPower Share at 777 pence (Euro 11.47) and the entire issued ordinary share capital of ScottishPower at approximately £11.6 billion (Euro 17.1 billion) (inclusive of the Special Dividend) (based on the Closing Price of an Iberdrola Share on 27 November 2006 of Euro 32.75 and on an exchange rate of Euro 1.4755: £1).

•	Under the terms of the Offer ScottishPower Shareholders will:

-	receive approximately 53.0 per cent. of the consideration in the form of cash, including the Special Dividend; and

-	retain an ongoing investment in the Enlarged Iberdrola Group.

•	The Offer will include a Mix and Match Facility, allowing ScottishPower Shareholders to elect to vary the proportions of cash and New Iberdrola Shares they receive, subject to the elections made by other ScottishPower Shareholders.

•	A Loan Note Alternative will also be offered (other than to ScottishPower Shareholders in Loan Note Restricted Jurisdictions and US resident holders of ScottishPower Shares or ScottishPower ADS Holders).

•	The New Iberdrola Shares to be issued are expected to represent approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the acquisition of the ScottishPower Group.

•	Established over 100 years ago, Iberdrola is a leading European utility, headquartered in Spain, with business operations in gas and electricity across 28 countries. As of 30 September 2006 it was also one of the world’s leading producers of wind energy. In the financial year ended 31 December 2005 it reported total revenues of £7,955 million (Euro 11,738 million) and profit from operations of £1,533 million (Euro 2,262 million).

•	ScottishPower is an international energy company, involved in the business of electricity transmission and distribution services in the UK, the supply of electricity and gas services to homes and businesses across the UK and has electricity generation and gas storage facilities in the UK and North America. In the financial year ended 31 March 2006 it reported total revenues of £5,446 million (Euro 8,036 million) and an operating profit of £870 million (Euro 1,283 million) from continuing operations.

•	Iberdrola believes the combination with ScottishPower is strategically attractive, creating a leading European integrated utilities group with a broad geographical presence and a strong platform for future growth:

-	the third largest European utility company with a pro forma Enterprise Value of £43.2 billion (Euro 63.8 billion);

-	aggregate installed generation capacity on a pro forma basis of 36,603 MW and 21.4 million electricity points of supply as at 30 September 2006;

-	5,707 MW of installed wind generation capacity and 333 MW of installed small hydro generation capacity on a pro-forma basis making the combined Group the leading global renewable energy company;

-	annual pre-tax operating cost savings of at least £88 million (Euro 130 million)[1] and average annual capital expenditure savings of £30 million (Euro 44 million).[1]

•	The proposed acquisition is expected to be immediately earnings enhancing.[2]

•	Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

•	It is intended that the Offer will be made by Iberdrola and/or a wholly owned subsidiary of Iberdrola, and will be implemented by way of a scheme of arrangement under section 425 of the Act.

•	The Offer is conditional on, among other things, the approval of both companies’ shareholders. In addition to the sanction of the Court, to become effective, the Scheme also requires, amongst other things, the approval of a majority in number representing 75 per cent. or more in value of the relevant ScottishPower Shareholders present and voting in person or by proxy at the Court Meeting and the passing of the ScottishPower EGM Resolution at the ScottishPower EGM. The approval of certain regulatory authorities, including the European Commission, the US Federal Energy Regulatory Commission and US state regulatory commissions or authorities will also be required. In addition, all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder, and the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, will need to have expired.

•	The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, consider the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

•	Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM as they have undertaken to do in respect of their own beneficial holdings of ScottishPower Shares, representing as at the date of this announcement, in aggregate, approximately 0.1 per cent. of the existing ScottishPower Shares.

•	The Scheme will be put to ScottishPower Shareholders at the Court Meeting and at the ScottishPower EGM, which will be convened in due course. It is expected that the Scheme Document will be posted to ScottishPower Shareholders in March 2007 and that, subject to the satisfaction of the Conditions, the Scheme will become Effective during April 2007.

[1]	The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.
[2]	This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

Commenting on today’s announcement, Ignacio Galán, Chairman and CEO of Iberdrola, said:

“The proposed integration of ScottishPower with Iberdrola is fully in line with our respective strategies. It will create Europe’s third largest utility; it will create value for both our companies; and it will be very positive for employees and consumers, who will benefit from the competitive advantages of the new group. We will be able to achieve near term synergies and access economies of scale in the medium and long term through common systems and processes. The new group will be well positioned for the future European energy market and will enjoy a strong growth platform in Spain, the United Kingdom, Continental Europe, North America and the global market, particularly in renewable energy, a sector in which it will be a world leader. All of this will be positive for all our stakeholders.”

Philip Bowman, CEO of ScottishPower, said:

“While ScottishPower has demonstrated strong performance across all its businesses over the past 12 months, consolidation activity has resulted in massive change within the European utilities landscape. ScottishPower needs to expand its geographical presence, diversify operating risks, achieve greater economies of scale and have the financial strength to invest in substantially larger infrastructure projects over coming years. This transaction achieves these objectives without the adverse social consequences for employees that would be likely in most other merger scenarios. The combination of the two businesses will enable ScottishPower to compete on a global scale in an increasingly competitive environment and the terms offered by Iberdrola provide an attractive price for ScottishPower Shareholders and allow shareholders the opportunity to maintain an interest in the Enlarged Iberdrola Group.”

Iberdrola will host a conference call and webcast for analysts in Spain at 09.30 (CET) today to discuss this announcement. The dial-in numbers are +34 91 789 5117 (this call will be in Spanish), +34 91 789 2387 (this call will have an English translation) and +44 207 107 0685 (this call will have an English translation). The webcast URL is www.iberdrola.com.

This summary should be read in conjunction with the full text of the following announcement and the Appendices to it.

Appendix I sets out the Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Iberdrola’s financial adviser is ABN AMRO Corporate Finance Limited; Allen & Overy LLP, Uría Menéndez, Milbank, Tweed, Hadley & McCloy LLP, Latham & Watkins, CMS Albiñana & Suárez de Lezo and Dickson Minto W.S. are providing legal advice. ScottishPower’s financial adviser is Morgan Stanley & Co. Limited; Linklaters, Sullivan & Cromwell LLP, Garayar Asociados and Shepherd & Wedderburn LLP are providing legal advice.

Enquiries:

Iberdrola, S.A.
Ignacio Cuenca	Tel: +34 91 784 2743

María Dolores Herrera	Tel: +34 91 784 2670

ABN AMRO Corporate Finance Limited (Financial adviser to Iberdrola, S.A.)

Tom Willett	Tel: +44 (0) 20 7678 8000
Simon Wilde	Tel: +44 (0) 20 7678 8000
Richard Walker	Tel: +44 (0) 20 7678 8000
Enrique Namey	Tel: +34 91 423 6900

Hoare Govett Limited (Broker to the Offer)
Paul Nicholls	Tel: +44 (0) 20 7678 8000
Neil Collingridge	Tel: +44 (0) 20 7678 8000
Sara Hale	Tel: +44 (0) 20 7678 8000

Citigate Dewe Rogerson (PR adviser to Iberdrola, S.A.)
Anthony Carlisle	Tel: +44 (0) 7973 611 888
Laure Lagrange	Tel: +44 (0) 7768 698 731

Scottish Power plc
Investor Relations: Peter Durman	Tel: +44 (0) 141 636 4527
Media Relations: Colin McSeveny	Tel: +44 (0) 141 636 4515

Morgan Stanley & Co. Limited (Financial adviser to Scottish Power plc)
Simon Robey	Tel: +44 (0) 20 7425 8000
Jonathan Grundy	Tel: +44 (0) 20 7425 8000
Iain Smedley	Tel: +44 (0) 20 7425 8000
Johan Hueffer	Tel: +44 (0) 20 7425 8000

Morgan Stanley & Co. International Limited (Joint broker to Scottish Power plc)
Alisdair Gayne	Tel: +44 (0) 20 7425 8000
Jon Bathard-Smith	Tel: +44 (0) 20 7425 8000

JPMorgan Cazenove Limited (Joint broker to Scottish Power plc)
David Mayhew	Tel: +44 (0) 20 7588 2828
Edmund Byers	Tel: +44 (0) 20 7588 2828
Barry Weir	Tel: +44 (0) 20 7588 2828
Matthew Lawrence	Tel: +44 (0) 20 7588 2828

Cardew Group. (PR adviser to Scottish Power plc)
Anthony Cardew	Tel: +44 (0) 20 7930 0777
Rupert Pittman	Tel: +44 (0) 20 7930 0777

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

JP Morgan Cazenove Limited is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Further Information on the Offer

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. ScottishPower Shareholders are advised to read carefully the formal documentation in relation to the Offer once the Scheme Document has been despatched.

The availability of the New Iberdrola Shares, the Mix and Match Facility and the Loan Note Alternative

under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Persons who are ScottishPower Shareholders will be contained in the Scheme Document.

The Iberdrola Shares and any Loan Notes to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the US Securities Act or pursuant to a valid exemption from registration.

To the extent that the Offer is effected by way of the Scheme, the New Iberdrola Shares to be issued to ScottishPower Shareholders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Iberdrola Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, ScottishPower Shareholders who are or will be deemed to be ‘affiliates’ of ScottishPower or Iberdrola prior to, or of Iberdrola after, the Effective Date will be subject to certain transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Whether or not a ScottishPower Shareholder votes at any Court Meeting or at the ScottishPower EGM, if the Offer becomes Effective, the ScottishPower Shares held by all ScottishPower Shareholders will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

ScottishPower will prepare the Scheme Document to be distributed to ScottishPower Shareholders. Iberdrola and ScottishPower strongly advise ScottishPower Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

Iberdrola reserves the right to elect to implement the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. If the Offer is carried out by way of Takeover Offer, the Takeover Offer may not be made, directly or indirectly, in or into Canada, Australia or Japan, or possibly certain other jurisdictions, and will not be capable of acceptance from or within Canada, Australia or Japan or any such other jurisdictions. Accordingly, copies of this announcement and all other documents relating to any Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan or any such other jurisdictions.

If the Offer were to be made by way of a Takeover Offer, to the extent that the Iberdrola Shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, will be filed with the SEC. If an exemption from the registration requirements of the US Securities Act is available, the Iberdrola Shares issued in connection with the proposed Offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. ScottishPower Shareholders are strongly advised to read the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information. ScottishPower Shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to any takeover offer. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Persons receiving copies of this announcement and all other documents relating to the Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or any such other jurisdictions in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the City Code.

The Offer relates to the shares of a Scottish company and is proposed to be made by means of a scheme of arrangement under Section 425 of the Act which will be governed by Scots law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies.

Forward Looking Statements

This announcement contains statements about Iberdrola and ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the Enlarged Iberdrola Group; (ii) business and management strategies and the expansion and growth of Iberdrola’s, ScottishPower’s or the Enlarged Iberdrola Group’s operations and potential synergies resulting from the acquisition; and (iii) the effects of government regulation on Iberdrola’s, ScottishPower’s or the Enlarged Iberdrola Group’s business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to Iberdrola and ScottishPower on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Iberdrola or of ScottishPower, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition becomes Effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

28 November 2006

RECOMMENDED CASH AND SHARE OFFER

FOR

SCOTTISH POWER PLC

BY IBERDROLA, S.A.

1. Introduction

The Board of Iberdrola, S.A. (“Iberdrola”) is pleased to announce that it has secured the unanimous recommendation of the Board of Scottish Power plc (“ScottishPower”) of the terms of an Offer for all of the issued and to be issued ScottishPower Shares. The Offer will be made by Iberdrola and/or a wholly owned subsidiary of Iberdrola. The Offer is proposed to be effected by means of a scheme of arrangement under section 425 of the Act (the “Scheme”).

Established over 100 years ago, Iberdrola is a leading European utility, headquartered in Spain, with business operations in gas and electricity across 28 countries. In 2005, it had a gross energy production of 85.7 billion KWh. As of 30 September 2006 Iberdrola had total installed generation capacity of 28,065 MW and managed 18.1 million electricity supply points. It is also the world’s leading producer of wind energy with 3,743 MW of installed capacity as of 30 September 2006. Iberdrola has an integrated position in the Spanish electricity market. Additionally, it is also involved in engineering and construction and real estate services. For the financial year ended 31 December 2005, the Iberdrola Group had total revenue of £7,955 million (Euro 11,738 million) and a profit from operations of £1,533 million (Euro 2,262 million).

Further information on Iberdrola is set out in paragraph 9 of this announcement.

2. The Offer

It is intended that the Offer will be implemented by way of the Scheme. Under the terms of the Scheme, which will be subject to the further terms and Conditions set out below in Appendix I to this announcement, ScottishPower Shareholders and holders of ScottishPower ADSs at the Scheme Record Date will receive, subject to the elections made under the Mix and Match Facility and the Loan Note Alternative:

for each ScottishPower Share	400 pence (Euro 5.90) in cash; and

for each ScottishPower ADS	1600 pence (Euro 23.61) in cash; and

0.6584 of a New Iberdrola Share

Before the Effective Date, ScottishPower will declare a special dividend of 12 pence (Euro 0.18) (the “Special Dividend”) for every ScottishPower Share (which will amount to 48 pence (Euro 0.71) per ScottishPower ADS) payable to ScottishPower Shareholders on the register of ScottishPower on the Scheme Record Date. This will be paid shortly after the Effective Date.

Based on the Closing Price of an Iberdrola Share on 27 November 2006 (being the last business day prior to this announcement) of £22.20 (Euro 32.75) per Iberdrola Share, the terms of the Offer value each ScottishPower Share at 777 pence (Euro 11.47).

These terms represent:

•	a premium of 4.2 per cent. to the Closing Price of 746.00 pence (Euro 11.01) for each ScottishPower Share on 27 November 2006 (being the last day prior to the date of this announcement);

•	a premium of 15.8 per cent. to the Closing Price of 671.50 pence (Euro 9.91) for each ScottishPower Share on 7 November 2006 (being the last day prior to the commencement of the offer period); and

•	a premium of approximately 21.5 per cent. to the average daily Closing Price of 639.65 pence (Euro 9.44) per ScottishPower Share for the three months ended 7 November 2006 (being the last day prior to the commencement of the offer period).

Fractions of New Iberdrola Shares will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash to ScottishPower Shareholders entitled thereto in accordance with their fractional entitlements.

The New Iberdrola Shares are expected to represent approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

If the Scheme becomes Effective, the Depositary will provide registered holders of ScottishPower ADSs with information regarding the surrender of their ScottishPower ADSs. Additional settlement arrangements for ScottishPower ADS Holders will be set out in the Scheme Document.

The ScottishPower B Shares and the ScottishPower Deferred Shares will not be included in the Offer and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. The B Share Dividend will continue to be payable annually in arrears on 28 May or such later date as the Directors of Iberdrola and/or ScottishPower may determine. Further details regarding the treatment of the ScottishPower B Shares and the ScottishPower Deferred Shares will be set out in the Scheme Document.

The New Iberdrola Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Iberdrola Shares and will be entitled to all dividends and other distributions declared, made or paid by Iberdrola by reference to a record date on or after the Effective Date but not otherwise. If the Effective

Date is later than 31 May 2007, a final dividend will be declared by ScottishPower which will be retained by ScottishPower Shareholders on the register on such date.

3. Mix and Match Facility

ScottishPower Shareholders will be entitled to elect to vary the proportions of New Iberdrola Shares and cash (with a Loan Note Alternative available to certain ScottishPower Shareholders) consideration they receive in respect of their holdings of ScottishPower Shares, via a mix and match facility (the “Mix and Match Facility”), subject to elections made by other ScottishPower Shareholders. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, ScottishPower Shareholders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Iberdrola Shares or the amount of cash (and/or Loan Notes, if applicable) they will receive until settlement of the consideration under the Offer. ScottishPower Shareholders should note that the total number of New Iberdrola Shares and the total amount of cash to be received by the ScottishPower Shareholders in terms of the Offer will not be varied as a result of any mix and match election. Elections under the Mix and Match Facility will not affect the entitlements of those ScottishPower Shareholders who do not make any such elections.

Further information on the Mix and Match Facility and the Loan Note Alternative will be included in the Scheme Document.

If the Scheme becomes Effective then, subject to the Mix and Match Facility and Loan Note Alternative, a payment of 400 pence (Euro 5.90) together with the amount of the Special Dividend in cash and 0.1646 of a New Iberdrola Share per ScottishPower Share will be despatched or, where appropriate, credited through CREST to ScottishPower Shareholders within 14 days of the Effective Date. ScottishPower ADS Holders will receive their consideration from the Depositary through the ScottishPower ADS programme in accordance with the terms of the Deposit Agreement.

4. Recommendation

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, consider the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM as they have undertaken to do so in respect of their own beneficial holdings of ScottishPower Shares, representing as at the date of this announcement, in aggregate, approximately 0.1 per cent. of the existing ScottishPower Shares.

5. Background to and reasons for the Offer

Iberdrola believes that the acquisition will accelerate the achievement of a number of Iberdrola’s objectives, outlined in its 2007-2009 Strategic Plan. The combination of Iberdrola and ScottishPower creates one of the leading European integrated utility companies and the leading global renewable energy player. Based on pro forma Enterprise Value, the Enlarged Iberdrola Group will be Europe’s third largest utility company, valued at £43.2 billion (Euro 63.8 billion). It will have:

•	a leading position in the rapidly growing UK and US renewables markets;

•	a reinforced market presence in Europe and the US which will provide enhanced opportunities for gas trading and procurement in the increasingly global and LNG-driven gas marketplace;

•	an installed generation capacity base of 36,603 MW including 5,707 MW of wind generation capacity and 333 MW of small hydro generation capacity; and

•	a regulated networks business with approximately 21.4 million electricity points of supply

The proposed acquisition affords Iberdrola an exceptional opportunity to acquire a vertically integrated utility company, with complementary skills in the attractive liberalised UK market with scope for significant ongoing investment in new generation capacity and networks. The Enlarged Iberdrola Group is well diversified in terms of:

•	geographical spread (Spain, United Kingdom, Latin America and North America);

•	generation mix (nuclear, coal, wind, hydro and gas); and

•	business mix (regulated and non-regulated).

Iberdrola will be able to draw on ScottishPower’s considerable experience in deregulated markets and its strong skill sets in retailing and trading. In return, ScottishPower will also benefit from Iberdrola’s best-in-class standards in generation and distribution activities.

The Iberdrola Directors believe that the Enlarged Iberdrola Group can achieve annual pre-tax operating cost savings of at least £88 million (Euro 130 million)3 based on the existing cost and operating structures and plans of Iberdrola and ScottishPower. The full annual run rate of these savings will be achieved by the end of the third year after deal following completion of the Offer. Annual capital expenditure savings are anticipated to average at least £30 million (Euro 44 million)3 over the first five years following completion of the Offer.

Annual operating and capital expenditure savings will result from:

•	reduction in corporate overheads;

•	optimisation of operations and maintenance;

[3]	The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.

•	transfer of best practice in the generation, supply and distribution businesses; and

•	scale efficiencies in the procurement of gas, and of renewable and other generation capital equipment.

The balance sheet and cash flow strength of the Enlarged Iberdrola Group will enable it to capitalise upon and accelerate investment in a number of attractive growth opportunities in existing as well as new markets in both Europe and the Americas.

The proposed acquisition is expected to be immediately earnings enhancing.4

6. Management, employees and locations

Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

On completion of the Offer, Iberdrola has given assurances to ScottishPower that it will honour the contractual terms and conditions, benefits and existing severance policy of ScottishPower’s employees (including pension rights) for at least two years.

Iberdrola will continue to be headquartered in Spain and does not envisage changing the principal locations of ScottishPower’s business in the UK and in the US.

7. Share Schemes and Convertible Bonds

The Offer will affect share options and incentive awards granted under the ScottishPower Share Schemes and the Convertible Bonds. Participants in the ScottishPower Share Schemes and Convertible Bondholders will be contacted regarding the effect of the Offer on their rights and appropriate proposals will be made in due course to participants in the ScottishPower Share Schemes and to Convertible Bondholders. Iberdrola has agreed to consider and implement alternative benefits to replace existing share schemes.

Iberdrola has agreed to consider and implement alternative benefits to replace existing share schemes.

8. Information on ScottishPower

ScottishPower is an international energy company, involved in the business of electricity transmission and distribution services in the UK, the supply of electricity and gas services to homes and businesses across the UK and has electricity generation and gas storage facilities in the UK and North America. In the UK, it has a generation capacity of 6,366 MW (including 288 MW of installed wind capacity), a strong presence in the transmission and distribution business (with a RAB of £2.9 billion, as at 31 March 2006) and 5.25 million customers at 31 March 2006, including both electricity and gas. In North America, ScottishPower is active in the thermal generation, wind and gas storage business. ScottishPower had 1,405 MW of wind technology generation capacity as at 31 March 2006.

[4]	This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

In the financial year ended 31 March 2006, the ScottishPower Group reported total revenues of £5,446 million (Euro 8,036 million) and an operating profit of £870 million (Euro 1,283 million) from continuing operations.

9. Information on Iberdrola

Iberdrola was founded in 1901. At present, Iberdrola is listed on the Spanish Continuous Market (ticker: IBE.SM) and has a market capitalisation of approximately Euro 29.5 billion (£20 billion) (as of 27 November 2006). Iberdrola’s share performance is included in the computation of the Spanish IBEX 35 index and of the Euro Stoxx 50, Dow Jones Sustainability World Index and DJSI Stoxx indexes.

As at 30 September 2006, Iberdrola employed 15,884 people.

In Spain, Iberdrola’s generation capacity amounts to 24,420 MW, including 3,728 MW of renewable energy and 4,000 MW of CCGTs as at 30 September 2006. In the distribution business, Iberdrola accounts for 9.7 million electricity points of supply. For the full year ending 31 December 2005, Iberdrola produced 66.2 TWh and distributed energy of 96.3 TWh.

Iberdrola forecasts achieving 7,000 MW of installed renewable power by 2009 and 10,000 MW by 2011. Its strong bid for renewable energy is part of its commitment to the environment, sustainable development and the objectives of the Kyoto Protocol. Iberdrola has become the only Spanish electricity company included in the Climate Leadership Index, an international recognition that demonstrates its firm strategy for combating climate change.

In Europe, in countries outside the Iberian peninsula, Iberdrola’s activities are currently focused around electricity trading (with a presence in Switzerland, Germany, the Netherlands, France, Austria, Italy and Belgium) and renewables (in France, Italy, UK, Greece, Germany and Poland).

Iberdrola has consolidated its position as the second largest gas wholesale supplier in Spain.

Iberdrola has signed long-term LNG supply contracts that amount to 6 bcm (thousand million cubic metres) of gas annually. These supply contracts have been entered into with a range of counterparties and each has different commercial terms. This contractual structure, in part, allows Iberdrola to reduce its exposure to currency risks and oil price fluctuations.

Pursuant to the agreements with Sonatrach, Nigeria LNG, GNA, ENI and Snohvit, supplies which originate in Algeria, Nigeria, the Persian Gulf and Trinidad and Tobago are to be delivered to the re-gasification plants of Bilbao, Barcelona, Cartagena, Huelva and Sagunto. Iberdrola also has a long term supply contract via the direct gas pipeline between Algeria and Spain, MEDGAZ, for 1.6 bcm annually.

In addition, Iberdrola has become the main developer of new gas infrastructure in Spain. As of 30 September 2006, Iberdrola owns 25 per cent. and 30 per cent. of the re-gasification plants of BBG (Bilbao) and SAGGAS (Sagunto), respectively, and owns a 12 per cent. interest in the MEDGAZ gas pipeline.

In Latin America, Iberdrola is present in the generation business in Mexico, Chile and Brazil and the distribution business in Brazil, Guatemala and Bolivia. As of 30 September 2006, Iberdrola accounted for 8.4 million connected customers and 3,364 MW of total installed generation capacity in Latin America.

Iberdrola Ingeniería, the engineering and construction company of the group, has wide experience in electric power generation, distribution and control facilities services worldwide and employs more than 1,000 people. At present, the company has projects underway in more than 20 countries and has branches in Mexico, Brazil, Russia, Qatar, Greece, Poland, the UK, the US, Venezuela, Tunisia, Latvia, Kenya and Slovakia. As of today, Iberdrola Ingeniería is Spain’s leading electrical engineering company by sales.

Iberdrola Inmobiliaria is a nationally based company offering an extensive portfolio of products, including first homes, holiday homes, offices, industrial buildings and shopping centres. In 2005 it generated a net profit of £64.8 million (Euro 95.6 million), an increase of 8.8 per cent. on the previous year. In 2005 revenue was £317.1 million (Euro 467.9 million), 13.7 per cent. more than in 2004, and gross operating profit (EBITDA) rose 11.0 per cent. to £110.1 million (Euro 162.4 million). During 2005, Iberdrola Inmobiliaria had planned and completed investments of £200.5 million (Euro 295.9 million). As of 30 September 2006, Iberdrola Inmobiliaria had a portfolio of developable land of 2.081 million sqm.

On 3 October 2006, the Iberdrola Directors unanimously approved its 2007-2009 strategic plan - continuing the strategy pursued in the previous five years. This plan contemplates a new investment cycle of £6.1 billion (Euro 9.0 billion) (representing a 20 per cent. increase on the previous three-year period) and illustrates Iberdrola’s commitment to the energy sector, both in Spain and internationally.

This new strategic plan, the aim of which is to increase profitability through growth, efficiency and internationalisation, confirms Iberdrola’s commitment to the environment and sustainable development. Iberdrola is committed to extending its global leadership in the renewable energy sector by reaching 10,000 MW in 2011 and continuing its investment in clean electricity generation technologies.

10. Endesa S.A./Gas Natural

On 5 September 2005, Iberdrola and Gas Natural SDG (“Gas Natural”) signed an agreement whereby Iberdrola would acquire certain assets from the combined company resulting from the acquisition of Endesa, S.A. by Gas Natural. This agreement is subject to, among other things, completion of the takeover bid for Endesa, S.A. that was launched by Gas Natural on 5 September 2005.

The agreement relates to power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain others in Italy) and certain gas distribution systems in Spain where Iberdrola currently operates. Under the terms of the agreement, the relevant assets would be acquired at market values which would be determined by internationally recognised investment banks. At the time of the announcement in September 2005, the consideration for these assets was estimated to be in the range of £4.7 billion to £6.1 billion (Euro 7.0 billion to Euro 9.0 billion). At the present time Gas Natural’s bid for

Endesa is substantially lower than a third party competing bid. Also Endesa has obtained a temporary injunction from a Spanish commercial court and the Spanish Supreme Court prohibiting performance of the agreement between Iberdrola and Gas Natural. If Iberdrola is required to purchase assets under this agreement, and provided it obtains all necessary clearances from applicable regulatory and competition authorities. It expects to finance approximately half the price through debt and the remainder with the proceeds of a capital increase.

11. Dealing facility

Subject to clarifying certain legal and regulatory issues and with the agreement of the Panel, Iberdrola has agreed to offer a dealing facility to ScottishPower Shareholders (including UK and US shareholders and holders of ADSs) who own 5,000 or fewer ScottishPower Shares (or 1,250 or fewer ADSs) at the Scheme Record Date. Under such facility, the New Iberdrola Shares to which such shareholders become entitled may be sold for their benefit at no cost provided that they sell their entire holding. Further details of such facility will be included in the Scheme Document.

12. Receipt of Iberdrola Dividends in Sterling

Following completion of acquisition, ScottishPower Shareholders will, subject to complying with certain requirements, be able, if they so wish, to have amounts in respect of dividends paid on New Iberdrola Shares converted into, and paid to them in Sterling. Further details of these arrangements will be set out in the Scheme Document.

13. Financing

The consideration payable to ScottishPower Shareholders under the terms of the Offer will be in cash (or, at the option of certain eligible individual ScottishPower Shareholders, Loan Notes) and New Iberdrola Shares and provided through a combination of new committed credit facilities and the issue of New Iberdrola Shares.

Iberdrola has obtained committed debt financing arranged by ABN AMRO Bank N.V., Barclays Capital and The Royal Bank of Scotland plc in the sum of £7.955 billion. To satisfy acceptances of the share element of the consideration, Iberdrola will also issue approximately 245 million New Iberdrola Shares to ScottishPower Shareholders. As a result, on completion of the Offer, ScottishPower Shareholders will own approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

ABN AMRO, financial adviser to Iberdrola, is satisfied that Iberdrola has sufficient resources available to satisfy in full the cash consideration payable to ScottishPower Shareholders under the terms of the Scheme. Further information on the financing will be set out in the Scheme Document.

14. Irrevocable undertakings

Iberdrola has received undertakings to vote in favour of the Offer and the resolutions to be proposed at the Court Meeting and the ScottishPower EGM from the ScottishPower Directors in respect of 142,128

ScottishPower Shares, representing approximately 0.1 per cent. of the ScottishPower Shares. These undertakings are in respect of their aggregate entire beneficial holdings of ScottishPower Shares. These undertakings will cease to have any effect if: (i) the Scheme is withdrawn; or (ii) the ScottishPower Directors withdraw, qualify or modify their recommendation to ScottishPower Shareholders in accordance with the terms of the Implementation Agreement; or (iii) the Implementation Agreement is terminated in accordance with its terms.

15. Structure of the Offer, delisting and de-registration of ScottishPower

It is intended that the Offer will be effected by means of a Scheme. The procedure will involve an application by ScottishPower to the Court to sanction the Scheme. The ScottishPower Shareholders will receive cash (or, other than US resident holders of ScottishPower Shares or ADSs and certain Overseas Persons, Loan Notes pursuant to the Loan Note Alternative in respect of the Loan Note Elected Shares) and New Iberdrola Shares as described in paragraph 2 of this announcement. The implementation of the Scheme is subject to the further terms and Conditions set out in Appendix I and the full terms and Conditions which will be set out in the Scheme Document and will only become Effective if, among other things, the following events occur:

•	a resolution to approve the Scheme is passed by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);

•	the ScottishPower EGM Resolution is passed by the requisite majority at the ScottishPower EGM;

•	the Scheme is sanctioned (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)), and the associated Capital Reduction is confirmed by the Court and the Scheme becomes Effective by registration of the Court Orders (and the minute of such reduction attached thereto) with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Act in relation to the Capital Reduction associated with the Scheme; and

•	the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares.

Whether or not a ScottishPower Shareholder’s ScottishPower Shares are voted at any Court Meeting or the ScottishPower EGM, if the Offer becomes Effective, those ScottishPower Shares will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

Iberdrola shareholder approval will be required for the capital increase of Iberdrola necessary to issue the New Iberdrola Shares required under the terms of the Offer. The Iberdrola Shareholders’ Meeting will be convened for the purposes of considering, amongst other things, and, if thought fit, passing resolutions to approve an increase in Iberdrola’s share capital, to exclude the pre-emption rights of Iberdrola Shareholders over the issue of New Iberdrola Shares and to give effect to the Offer. For the resolutions relating to the capital increase to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent. of the voting capital of Iberdrola (in which case the resolutions may be passed by a simple majority of those voting). On second call, the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent. of the voting capital of Iberdrola (in which case, if shareholders representing less than 50 per cent. of the voting capital of Iberdrola are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Iberdrola Shareholders present or represented at such meeting, and, if shareholders representing 50 per cent. or more of the voting capital of Iberdrola are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of those shareholders present or represented at such meeting). Iberdrola’s by-laws include a voting limitation that prevents any shareholder (individually or jointly with its group or controlled entities) from voting in respect of more than 10 per cent. of the share capital of Iberdrola. Any shares whose votes cannot be cast as a result of the limitation will not be taken into account for the purposes of calculating the majority to approve the relevant resolution. It is expected that the meeting will be held on second call.

The ScottishPower B Shares and the ScottishPower Deferred Shares shall not be included in the Offer and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. Further details regarding the treatment of the ScottishPower B Shares and the ScottishPower Deferred Shares will be set out in the Scheme Document.

The Scheme is expected to become Effective during the second quarter of 2007, subject to satisfaction of the Conditions set out in Appendix 1 to this announcement, with consideration being despatched to ScottishPower Shareholders (and the Depositary on behalf of ScottishPower ADS Holders) no later than 14 days after the Effective Date. If the Scheme has not become Effective by 31 July 2007, or such later date as Iberdrola and ScottishPower may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming Effective, it will be binding on all ScottishPower Shareholders, irrespective, in the case of ScottishPower Shareholders, of whether or not they attended or voted at the Court Meeting or the ScottishPower EGM (and if they attended and voted, whether or not they voted in favour). Although ScottishPower ADS Holders will not be entitled to attend the Court Meeting or the ScottishPower EGM, they will be given the opportunity to instruct the Depositary as to how to vote the ScottishPower Shares underlying their ScottishPower ADSs.

ScottishPower intends to make applications to the FSA for the listing of the ScottishPower Shares to be cancelled and to cease to be admitted to trading on the London Stock Exchange’s market for listed securities with effect as of or shortly following the Effective Date. The last day of dealings in ScottishPower Shares and ScottishPower ADSs is expected to be the Business Day immediately before the Effective Date and no transfers will be registered after 6.00 pm on that day. It is also expected that, following the Effective Date, the ScottishPower ADS programme and the Deposit Agreement will be terminated and the ScottishPower ADSs will be delisted from the New York Stock Exchange. Iberdrola intends to de-register the ScottishPower Shares and ADSs from the Exchange Act at the earliest practicable date following the Effective Date.

Iberdrola reserves the right to elect, subject to receiving ScottishPower’s consent, to implement the Offer for the ScottishPower Shares by way of a Takeover Offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that any such Offer may exclude ScottishPower Shareholders resident in Australia, Japan and Canada.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details of how ScottishPower Shareholders and ScottishPower ADS Holders may participate in the Offer.

16. Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, ScottishPower Shareholders (other than ScottishPower Shareholders in Loan Note Restricted Jurisdictions and US resident holders of ScottishPower Shares or ScottishPower ADS Holders) will, subject to the conditions and further terms which will be set out in the Scheme Document and the Loan Note Form of Election, be able to elect to receive Loan Notes to be issued by Iberdrola (or by a wholly owned subsidiary of Iberdrola with a guarantee from Iberdrola) on the following basis:

For every £1 of cash consideration	£1 nominal value of Loan Notes

Up to a maximum amount of £750 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that ScottishPower Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each ScottishPower Shareholder who so validly elects will be scaled down pro rata to the number of ScottishPower Shares in respect of which he has elected for the Loan Note Alternative.

The Loan Notes will be issued by Iberdrola, or a wholly owned subsidiary of Iberdrola, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Iberdrola or, if they are issued by a wholly owned subsidiary, will constitute direct, unsecured and unsubordinated obligations of that subsidiary and such obligations will be guaranteed by Iberdrola. The Loan Notes will bear interest at a rate of 0.50 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the first payment date. On the first payment date, interest will be paid in respect of the period from (and including) the date of issue on the relevant Loan Notes to (but excluding) the first payment date. The Loan Notes will be redeemable, on not less than 14 days’ notice, in whole or in part for cash at par at the option of noteholders on any business day between the first payment date and five years from the Effective Date (both dates inclusive).

Unless Iberdrola decides otherwise, no Loan Notes will be issued by Iberdrola unless, on or before the date on which the Scheme becomes Effective, the aggregate nominal value of all Loan Notes to be issued as a result of valid election for the Loan Note Alternative exceeds £20 million. If such aggregate nominal value is less than £20 million, any such election shall, unless Iberdrola decides otherwise, be void and the relevant ScottishPower Shareholders will be deemed to have elected for cash. Iberdrola (or its wholly owned subsidiary) may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for at least 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below £2 million. Iberdrola may purchase any Loan Notes which have been in issue for at least 6 months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in minimum denominations of £1,000. If not previously redeemed, the final redemption date will be five years from the Effective Date. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date. The Loan Notes will not be transferable, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

Loan Notes that may be issued pursuant to the Offer have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Unless Iberdrola otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the date which is 3 months after the Effective Date.

The Loan Notes and the relevant Loan Note instrument will be governed by, and construed in accordance with English law and will be unsecured obligations of Iberdrola or the wholly owned subsidiary of Iberdrola (as the case may be). The due authorisation of the Loan Notes, if issued by Iberdrola, the ranking of the Loan Notes (or the guarantee, as the case may be) and the regulations governing the syndicate of the holders of the Loan Notes (sindicato de obligacionistas) will be governed by Spanish Law.

The terms of the Loan Notes will be such that the Loan Notes will not constitute qualifying corporate bonds for individuals for the purposes of UK taxation. Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.

17. Implementation Agreement and Inducement Fee

Iberdrola and ScottishPower have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and certain further assurances and confirmations between the parties, including to implement the Scheme as soon as reasonably practicable. Further information regarding this Implementation Agreement will be set out in the Scheme Document.

As part of the Implementation Agreement, ScottishPower has agreed to pay an Inducement Fee of £50 million (the “Inducement Fee”) to Iberdrola if, amongst other things, after the date of this announcement:

(a)	the ScottishPower Directors fail unanimously to recommend the Offer or withdraw or adversely modify or qualify their unanimous recommendation of the Offer; or

(b)	the ScottishPower Directors determine not to implement the Offer by refusing to put forward the Scheme; or

(c)	the Offer is not approved by the ScottishPower Shareholders at the Court Meeting or the ScottishPower EGM Resolution is not approved at the ScottishPower EGM; or

(d)	where the Offer is being made by way of a Scheme, following the resolutions proposed at the Court Meeting and the ScottishPower EGM having been passed by the requisite majorities, the ScottishPower Directors do not seek the Court Orders at the Court Hearings; or

(e)	an Alternative Proposal is made and:

(i)	such Alternative Proposal (whether or not recommended by the ScottishPower Directors) is declared unconditional in all respects, becomes effective or otherwise completes; or

(ii)	that Alternative Proposal is referred to the competition authorities, lapses, and the relevant third party makes another offer for ScottishPower which completes, or becomes effective or becomes or is declared unconditional in all respects, provided that the Inducement Fee is not payable if Iberdrola is in material breach of its obligations under the Implementation Agreement.

ScottishPower has undertaken in the Implementation Agreement not to solicit, or otherwise seek to procure any Alternative Proposal, save that ScottishPower shall not be prohibited from complying with its obligations under Rule 20.2 of the City Code nor shall ScottishPower’s Directors be prohibited from fulfilling their fiduciary duties.

Iberdrola has also agreed to pay ScottishPower the Inducement Fee if, amongst other things, the resolution in respect of the Offer is not passed by the requisite majority of Iberdrola Shareholders at the relevant Iberdrola Shareholders’ meeting or if Iberdrola fails to convene or adjourns and fails to reconvene the Iberdrola Shareholders’ Meeting (other than with the prior written consent of ScottishPower) provided that the Inducement Fee is not payable if ScottishPower is in material breach of its obligations under the Implementation Agreement.

18. Settlement, listing and dealing

Applications will be made for the New Iberdrola Shares to be listed on at least one of the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders’ holdings of, and trades in, Iberdrola Shares will be recorded. A statement of ownership of the New Iberdrola Shares will not be issued by Iberclear unless one is requested by the ScottishPower Shareholder. Such statement is not a definitive certificate of title.

Spanish listed companies are obliged to have all of their shares in uncertificated (book entry) form (anotaciones en cuenta) and listed on at least one of the Bolsas de Valores. Accordingly, all New Iberdrola Shares delivered to ScottishPower Shareholders will be represented in uncertificated (book entry) form and share certificates will not be issued in respect of such shares. Cheques for the Special Dividend will be despatched to ScottishPower Shareholders no later than fourteen days after the Scheme becomes Effective.

In accordance with Rule 12g-3 of the Exchange Act, on the Effective Date, the Iberdrola Shares will be deemed to be registered with the SEC under the Exchange Act. Accordingly, Iberdrola will succeed to ScottishPower’s status as a registrant under the Exchange Act and will therefore become subject to the ongoing reporting obligations of the Exchange Act for so long as Iberdrola remains a registrant. Such reporting obligations include the requirement to file with the SEC annual reports on Form 20-F and to submit to the SEC periodic and other reports on Form 6-K. The Iberdrola Shares will not be listed on the New York Stock Exchange or any other US stock exchange in connection with the deemed registration of the Iberdrola Shares. Iberdrola has not determined whether it will list the Iberdrola Shares on the New York Stock Exchange (either directly or in the form of ADSs) or whether, to the extent possible under applicable US Securities laws as amended from time to time, it will seek to de-register the Iberdrola Shares under the Exchange Act, in each case following the Offer.

Iberdrola intends to de-register ScottishPower’s ordinary shares and ADSs under the Exchange Act at the earliest practicable date following the Effective Date.

Further details on settlement, listing and dealing will be included in the Scheme Document.

19. Taxation

Spain

Under Spanish law, Iberdrola is generally required to withhold 15 per cent. on account of Spanish Non Resident Income Tax on dividend payments to shareholders not resident in Spain. Commencing on 1 January 2007, the withholding rate will be increased to 18 per cent. however, Iberdrola will not be obliged to levy such withholding on certain non-resident shareholders who may be exempt from this obligation pursuant to Spanish domestic regulations, or on those shareholders for whom relief may be available in accordance with double tax treaties entered into by Spain. Iberdrola and ScottishPower will further assess the viability of mechanisms that might mitigate these withholding obligations.

United Kingdom

United Kingdom resident shareholders are informed that it is intended that an application for clearance under Section 138 of the Taxation of Chargeable Gains Act 1992 will be made.

United States

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders are hereby notified that:

(a)	any discussion of US federal tax issues contained or referred to in this press release or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the US Internal Revenue Code;

(b)	such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and

(c)	shareholders should seek advice based on their particular circumstances from an independent tax adviser.

For United States federal income tax purposes, the receipt of New Iberdrola Shares in exchange for ScottishPower Shares or ScottishPower ADSs pursuant to the Scheme will not qualify as a tax-free reorganisation. As a result, individual holders who are US citizens or residents, and other holders that are subject to US taxation in respect of ScottishPower Shares or ScottishPower ADSs, generally will recognise a taxable gain or loss in an amount equal to the difference between the fair market value of the New Iberdrola Shares and the amount of cash received and the tax basis in the ScottishPower Shares or ScottishPower ADSs exchanged. In general, the gain or loss would likely constitute capital gain or loss, but the exact US tax treatment will depend on the holder’s particular circumstances, including such holder’s holding period for the ScottishPower Shares or ScottishPower ADSs and whether the holder is a dealer in securities or otherwise has a special US tax status. Further information regarding the US federal income tax consequences of the Offer will be provided in the Scheme Document. All holders of ScottishPower Shares and ScottishPower ADSs are urged to consult their own tax advisers to determine the tax consequences of the Offer in their particular circumstances, including the application of federal, state, local and foreign tax laws.

20. Disclosure of interests in ScottishPower

Except as disclosed in this paragraph 20, as at 27 November 2006, the last practicable day before this announcement neither Iberdrola, nor any of the directors of Iberdrola, nor their close relatives and related trusts nor, so far as Iberdrola is aware, any person acting in concert with Iberdrola, (i) has any interest in or right to subscribe for any relevant ScottishPower securities, nor (ii) has any short positions in respect of relevant ScottishPower securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant ScottishPower securities (save for any borrowed shares which have been on-lent or sold).

The interests of the ABN AMRO Bank N.V. consist of, as at 27 November 2006, a net long position of 394,935 ScottishPower shares and a net short position of 3,658,843 ScottishPower Shares.

21. Overseas shareholders

The availability of the Mix and Match Facility and the Loan Note Alternative to persons not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

Under the terms of the Offer, Iberdrola has reserved the right, subject to ScottishPower’s prior consent, to elect to make a Takeover Offer for ScottishPower as an alternative to a Scheme. If Iberdrola exercises its right to implement the Offer by means of a Takeover Offer, any such offer will be made in compliance with applicable laws and regulations.

22. General

The Scheme will be proposed on the terms and subject to the Conditions set out in this announcement and in Appendix I, and to be set out in the Scheme Document. Following discussions with the Panel, it has been agreed that the Scheme Document will be posted to ScottishPower Shareholders, ScottishPower ADS Holders, participants in the ScottishPower Share Schemes and Convertible Bondholders in March 2007 and that, subject to the satisfaction of the Conditions, the Scheme will become Effective in April 2007.

The Scheme will be governed by Scots law. The Scheme will comply with the applicable requirements of the City Code, the Panel, the London Stock Exchange and the FSA. In addition, the acquisition will be subject to the applicable requirements of Spanish law and regulation.

Neither Iberdrola nor, so far as Iberdrola is aware, any person acting in concert with Iberdrola, has any arrangement in relation to relevant ScottishPower securities. For these purposes, “arrangement” includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant ScottishPower securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Conditions and certain further terms of the Scheme. 0 sets out the bases and sources of certain of the information contained in this announcement. 0 contains the definitions of certain terms used in this announcement.

Enquiries:

Iberdrola, S.A.
Ignacio Cuenca	Tel: +34 91 784 2743
María Dolores Herrera	Tel: +34 91 784 2670

ABN AMRO Corporate Finance Limited (Financial adviser to Iberdrola, S.A.)
Tom Willett	Tel: +44 (0) 20 7678 8000
Simon Wilde	Tel: +44 (0) 20 7678 8000
Richard Walker	Tel: +44 (0) 20 7678 8000
Enrique Namey	Tel: +34 91 423 6900

Hoare Govett Limited (Broker to the Offer)
Paul Nicholls	Tel: +44 (0) 20 7678 8000
Neil Collingridge	Tel: +44 (0) 20 7678 8000
Sara Hale	Tel: +44 (0) 20 7678 8000

Citigate Dewe Rogerson (PR adviser to Iberdrola, S.A.)
Anthony Carlisle	Tel: +44 (0) 7973 611 888
Laure Lagrange	Tel: +44 (0) 7768 698 731

Scottish Power plc
Investor Relations: Peter Durman	Tel: +44 (0) 141 636 4527
Media Relations: Colin McSeveny	Tel: +44 (0) 141 636 4515

Morgan Stanley & Co. Limited (Financial adviser to Scottish Power plc)
Simon Robey	Tel: +44 (0) 20 7425 8000
Jonathan Grundy	Tel: +44 (0) 20 7425 8000
Iain Smedley	Tel: +44 (0) 20 7425 8000
Johan Hueffer	Tel: +44 (0) 20 7425 8000

Morgan Stanley & Co. International Limited (Joint broker to Scottish Power plc)
Alisdair Gayne	Tel: +44 (0) 20 7425 8000
Jon Bathard-Smith	Tel: +44 (0) 20 7425 8000

JPMorgan Cazenove Limited (Joint broker to Scottish Power plc)
David Mayhew	Tel: +44 (0) 20 7588 2828
Edmund Byers	Tel: +44 (0) 20 7588 2828
Barry Weir	Tel: +44 (0) 20 7588 2828
Matthew Lawrence	Tel: +44 (0) 20 7588 2828

Cardew Group. (PR adviser to Scottish Power plc)
Anthony Cardew	Tel: +44 (0) 20 7930 0777
Rupert Pittman	Tel: +44 (0) 20 7930 0777

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or any matters or arrangement referred to in this announcement.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

JP Morgan Cazenove Limited is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Further Information on the Offer

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. ScottishPower Shareholders are advised to read carefully the formal documentation in relation to the Offer once the Scheme Document has been despatched.

Iberdrola reserves the right to elect to implement the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. If the Offer is carried out by way of Takeover Offer, the Takeover Offer may not be made, directly or indirectly, in or into Canada, Australia or Japan, or possibly certain other jurisdictions, and will not be capable of acceptance from or within Canada, Australia or Japan or any such other jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan or any such other jurisdictions.

The availability of the New Iberdrola Shares, the Mix and Match Facility and the Loan Note Alternative under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Persons who are ScottishPower Shareholders will be contained in the Scheme Document.

The Iberdrola Shares and any Loan Notes to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the US Securities Act or pursuant to a valid exemption from registration.

To the extent that the Offer is effected by way of the Scheme, the New Iberdrola Shares to be issued to ScottishPower Shareholders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Iberdrola Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, ScottishPower Shareholders who are or will be deemed to be ‘affiliates’ of ScottishPower or Iberdrola prior to, or of Iberdrola after, the Effective Date will be subject to certain transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Whether or not a ScottishPower Shareholder’s ScottishPower Shares are voted at any Court Meeting or the ScottishPower EGM, if the Offer becomes Effective, the ScottishPower Shares held by all ScottishPower Shareholders will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

ScottishPower will prepare the Scheme Document to be distributed to ScottishPower Shareholders. Iberdrola and ScottishPower urge ScottishPower Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. ScottishPower Shareholders may obtain a free copy of the Scheme Document when it becomes available.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer were to be made by way of a Takeover Offer, to the extent that the Iberdrola Shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, will be filed with the SEC. If an exemption from the registration requirements of the US Securities Act is available, the Iberdrola Shares issued in connection with the proposed Offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. ScottishPower shareholders are strongly advised to read the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information. ScottishPower Shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to any takeover offer. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Persons receiving copies of this announcement and all other documents relating to the Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or any such other jurisdictions in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the City Code.

The Offer relates to the shares of a Scottish company and is proposed to be made by means of a scheme of arrangement under Section 425 of the Act which will be governed by Scots law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies.

Forward Looking Statements

This announcement contains statements about Iberdrola and ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “projects”, “strategy” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined group; (ii) business and management strategies and the expansion and growth of Iberdrola’s, ScottishPower’s or the Enlarged Group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola’s, ScottishPower’s or the Enlarged Group’s business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or any of their respective Directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Iberdrola or ScottishPower, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

APPENDIX I

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND

THE OFFER AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer will, if it is implemented by way of the Scheme, be conditional upon the Scheme becoming Effective by 31 July 2007 or such later date as Iberdrola and ScottishPower may, with the consent of the Panel, agree and (if required) the Court may allow.

1.	The Scheme will be subject to the following conditions:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);

(b)	the ScottishPower EGM Resolution being duly passed by the requisite majority at the ScottishPower EGM (or any adjournment thereof);

(c)	the sanction of the Scheme (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)) and the confirmation of the associated Capital Reduction by the Court, an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him;

(d)	the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares; and

(e)	the passing at the Iberdrola Shareholders’ Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary or desirable to approve, effect and implement the Offer and the acquisition of ScottishPower Shares pursuant to the Offer (as such resolutions may be set out in the Iberdrola Shareholder Circular, including a resolution or resolutions to increase the share capital of Iberdrola and authorise the creation and allotment of New Iberdrola Shares), the making of any offer, proposal or other arrangement to holders of options under the ScottishPower Share Schemes and any necessary increases of the authorised share capital of Iberdrola and allotment and issue of Iberdrola Shares in relation thereto.

2.	In addition, Iberdrola and ScottishPower have agreed that the Offer will be conditional upon the following matters and, accordingly the necessary actions to make the Scheme Effective will not be taken unless such Conditions have been satisfied or waived prior to the Scheme being sanctioned by the Court in accordance with this paragraph 0 below:

(a)	(i)	the European Commission indicating that it will not initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the “Regulation”) in relation to the proposed Offer or any matter arising from or relating to the proposed Offer;

(ii)	if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities of the UK it being established, in terms reasonably satisfactory to Iberdrola, that neither the proposed Offer nor any matter arising from or relating to the proposed Offer will be referred to the Competition Commission;

(iii)	if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities in Spain it being established, in terms reasonably satisfactory to Iberdrola that neither the proposed Offer nor any matter arising from or relating to the proposed Offer will be referred to the Tribunal de Defensa de la Competencia for a second phase review; and

(iv)	no member state of the European Union taking steps to protect its legitimate interests pursuant to Article 21(4) of the Regulation which could reasonably foreseeably involve the imposition of measures which would be material in the context of the Iberdrola Group; and

(b)	the Spanish national energy commission (Comision Nacional de la Energia) (“CNE”) has approved the Offer, to the extent applicable, in terms reasonably satisfactory to Iberdrola;

(c)	all consents, authorisations, orders, permits and approvals of (or registrations, declarations, notices or filings with) (hereinafter referred to as “Filings and Approvals”) any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision thereof (including, without limitation, the US Federal Trade Commission, the US Department of Justice, the US Treasury Department, the US Federal Energy Regulatory Commission and any state public utility commissions) (each a “US Regulatory Authority”) required in connection with the execution, delivery and performance of this announcement and the consummation of the Offer (including, but not limited to, Filings and Approvals under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, Sections 203, 204 and 205 of the US Federal Power Act, including implementing regulations, as amended, the Public Utility Holding Act of 2005, including implementing regulations, the Public Utility Regulatory Practices of 1978, including implementing regulations, the Omnibus Trade and Competitiveness Act of 1988 and any applicable state legislation) having been obtained or made and the expiration of all or any applicable waiting periods, including any extensions thereof, no action by the relevant regulatory authority having been reversed, stayed, enjoined, set aside, annulled or suspended, all conditions to the consummation of such transactions prescribed by law, regulation or order having been satisfied and all opportunities for rehearing and/or appeals having been exhausted, except for filings in connection with the Offer and any other documents which shall be filed after the Effective Date and except where failure to have obtained or made any such consent, authorisation, order, permit, approval, filing or registration would not be material in the context of the Wider ScottishPower Group;

(d)	no Relevant Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, notice, order or decision that would or might be reasonably expected to:

(i)	make the Offer or the acquisition or proposed acquisition of any shares or any securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group void, unenforceable and/or illegal in any jurisdiction or directly or indirectly prohibit, restrain, prevent or otherwise restrict, materially delay or otherwise interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge or interfere with, the Offer or the acquisition of any shares or any securities in, or control or management of, ScottishPower by any member of the Wider Iberdrola Group;

(ii)	require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Iberdrola Group or the Wider ScottishPower Group of all or any part of their respective businesses, assets or properties, ownership of any of their respective assets or properties or any part thereof which is material in the context of the Wider Iberdrola Group;

(iii)	impose any limitation on, or result in any delay in, the ability of any member of the Wider Iberdrola Group to acquire or hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider ScottishPower Group or on the ability of any member of the Wider ScottishPower Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider ScottishPower Group in a manner which is material in the context of the Wider ScottishPower Group;

(iv)	other than in the implementation of the Offer, require any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider ScottishPower Group or any member of the Wider Iberdrola Group which is material in the context of the Wider Iberdrola Group;

(v)	impose any material limitation on the ability of any member of the Wider Iberdrola Group or the Wider ScottishPower Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any member of the Wider Iberdrola Group and/or the Wider ScottishPower Group or conduct all or part of their respective businesses which is material in the context of the Wider ScottishPower Group; or

(vi)	otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to an extent which would be material in the context of the Wider Iberdrola Group or the Wider ScottishPower Group (as the case may be), and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

(e)	all necessary filings, applications and/or notifications having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares or other securities in, or control of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (“authorisations”) necessary in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares or other securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group being obtained in terms and in a form satisfactory to Iberdrola, acting reasonably, from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Iberdrola Group or the Wider ScottishPower Group has entered into contractual arrangements and such authorisations together with all authorisations necessary or appropriate for any member of the Wider ScottishPower Group to carry on its business remaining in full force and effect in each case where the absence of such authorisation would have a material adverse effect on the Wider ScottishPower Group and there being no notice or other intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

For the avoidance of doubt, Iberdrola acknowledges that the Offer will not be conditional upon any steps which OFGEM may or may not take prior to the Effective Date, including but not limited to any steps which OFGEM may take to seek modifications to any of the licences held by ScottishPower;

(f)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or the US Annual Report on Form 20-F of ScottishPower for the financial year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006 or included herein, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider ScottishPower Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which in consequence of the Offer or the acquisition or proposed acquisition by any member of the Wider Iberdrola Group of any shares or other securities in the control or management of, ScottishPower, would or might result in:

(i)	any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to, any such member of the Wider ScottishPower Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being or becoming capable of being withdrawn or inhibited;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider ScottishPower Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii)	any assets or interest of any such member of the Wider ScottishPower Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the interest or business of any such member of the Wider ScottishPower Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v)	any such member of the Wider ScottishPower Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the value of any such member of the Wider ScottishPower Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such agreement, arrangement, licence, permit, franchise or other instrument or the rights, liabilities, obligations or interests of any such member being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii)	the creation of any liabilities (actual or contingent) by any such member,

and which in each such case would be material in the context of the Wider ScottishPower Group, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the

Wider ScottishPower Group is a party or by or to which any such member or any of its assets may be bound or be subject, is likely to result in any events or circumstances as are referred to in subparagraphs 0 to 0 of this paragraph 0 and which in each such case would be material in the context of the Wider ScottishPower Group;

(g)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006, no member of the Wider ScottishPower Group having since 31 March 2006:

(i)	issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii)	save in respect of the ScottishPower B Shares, recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise or proposed to do any of the foregoing (other than a distribution by any wholly-owned subsidiary of ScottishPower) and save for the interim dividend of 11.4p per ScottishPower Share payable by ScottishPower to the ScottishPower Shareholders in respect of the six months ended 30 September 2006 and any final dividend in respect of the financial year ending 30 March 2007 to the extent such dividend is in the ordinary course of business and is consistent with ScottishPower’s publicly announced dividend policy; provided however, that and notwithstanding any disclosure to ScottishPower prior to the date of this announcement, ScottishPower shall not be entitled to pay and ScottishPower Shareholders shall not be entitled to receive such final dividend in the event that the Offer becomes Effective prior to 11:59 pm on 31 May 2007;

(iii)	implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset or authorised, proposed or announced its intention to propose the same in each case which is material in the context of the Wider ScottishPower Group;

(iv)	entered into, implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement other than transactions between wholly-owned members of the ScottishPower Group;

(v)	save in respect of the ScottishPower B Shares and the ScottishPower Deferred Shares, purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi)	made, proposed, authorised or announced its intention to make, propose or authorise any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any material indebtedness or become subject to any material contingent liability;

(vii)	entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider ScottishPower Group;

(viii)	entered into any contract, commitment or arrangement which would be restrictive on the business of any member of the Wider ScottishPower Group which is material in the context of the Wider ScottishPower Group;

(ix)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into or taken steps to enter into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

(x)	taken any corporate action or (to an extent which is material in the context of the Wider ScottishPower Group) had any step, application, filing in court, notice or legal proceedings started or served or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, liquidator, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi)	waived, compromised or settled any claim to an extent which is material in the context of the Wider ScottishPower Group;

(xii)	entered into or varied or made an offer (which remains open for acceptance) to vary the terms of any contract, commitment or arrangement with any director or senior executive of ScottishPower or changed or entered into any commitment to change the terms of any ScottishPower Share Schemes;

(xiii)	made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees in each case as would be material in the context of the pension schemes operated by the ScottishPower Group; or

(xiv)	entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) which is material in the context of the Wider ScottishPower Group with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(h)	since 31 March 2006 save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006:

(i)	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group or to which any member of the Wider ScottishPower Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider ScottishPower Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(iii)	no contingent or other liability having arisen which would or might materially and adversely affect any member of the Wider ScottishPower Group taken as a whole; and

(iv)	no steps having been taken which are likely to result in the withdrawal (without replacement), cancellation or termination of any licence permit or consent held by any member of the Wider ScottishPower Group which is necessary for the carrying on by the ScottishPower Group of the business and is material in the context of the Wider ScottishPower Group;

(i)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered:

(i)	that any financial, business or other information concerning the Wider ScottishPower Group publicly disclosed at any time by any member of the Wider ScottishPower Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii)	that any member of the Wider ScottishPower Group or any partnership, company or other entity in which any member of the Wider ScottishPower Group has an interest is subject to any liability, contingent or otherwise, which is material in the context of the Wider ScottishPower Group; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of the Wider ScottishPower Group and which is material in the context of the Wider ScottishPower Group;

(j)	save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower’s financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered that:

(i)	any past or present member of the Wider ScottishPower Group has failed to comply with any applicable legislation, regulation or common law of any jurisdiction or any notice, order or requirement of any Relevant Authority with regard to the use, treatment, storage, handling, transport, disposal, discharge, spillage, presence, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental and/or health and safety matters or that there has otherwise been any such use, treatment, storage, handling, transport, disposal, discharge, presence, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider ScottishPower Group which would be material in the context of the Wider ScottishPower Group; or

(ii)	there is or is likely to be any unplanned obligation or liability (whether actual or contingent) to make good, repair, reinstate, remediate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider ScottishPower Group or any other property or controlled water under any environmental legislation, regulation, common law, notice or circular or order of any Relevant Authority in any jurisdiction which would be material in the context of the Wider ScottishPower Group.

Iberdrola reserves the right to waive all or any of the conditions in 2, in whole or in part.

For the avoidance of doubt, Iberdrola will not invoke the conditions set out in paragraph 2(a) to (j) inclusive so as to cause the Offer to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the relevant condition(s) are of material significance to Iberdrola in the context of the Offer or unless a failure to do so would result in Iberdrola being in breach of any Law.

If Iberdrola is required by the Panel to make an offer or offers for any ScottishPower Shares under Rule 9 of the City Code, Iberdrola may make such alterations to the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will not proceed if, before the date of the Court Meeting and the ScottishPower EGM, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Offer or any matter arising from or relating to the Offer or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of the Regulation the Offer or any matter arising from or relating to the Offer is referred to the Competition Commission.

Iberdrola reserves the right to elect to effect the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. In such event, such offer will be implemented on and subject to the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the ScottishPower Shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the City Code) in substitution for condition 1), so far as applicable, to those that would apply to the Scheme.

The Offer will be governed by English law and will be subject to the jurisdiction of the English Courts. The rules of the City Code will, so far as they are appropriate, apply to the Offer and the Scheme. The Scheme will be governed by Scots law and will be subject to the jurisdiction of the Scottish Courts.

APPENDIX II

BASES AND SOURCES

In this announcement:

(a)	the value placed by the Offer on the existing ScottishPower Shares (approximately £11.6 billion) (Euro 17.1 billion) is based on 1,488,277,092 ScottishPower Shares in issue on 27 November 2006, the last Business Day prior to the date of this announcement;

(b)	the Closing Prices of the ScottishPower Shares referred to in this announcement are derived from the Daily Official List of the London Stock Exchange;

(c)	the Closing Prices of the Iberdrola Shares referred to in this announcement are derived from the data of the SIBE (as published in the official bulletin (boletin de cotizacion) of the Madrid Stock Exchange);

(d)	the exchange rate used in this announcement is Euro 1.4755:£1; and

(e)	unless otherwise stated, the financial information relating to ScottishPower and Iberdrola is extracted from the consolidated financial statements of ScottishPower and Iberdrola for the relevant period.

APPENDIX III DEFINITIONS

Act	means the Companies Act 1985, as amended;

Alternative Proposal	means a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination relating to any direct or indirect acquisition of 50 per cent. or more of the ScottishPower Shares or all or any material part of the business or assets of the ScottishPower Group proposed by any third party which is not a concert party (as defined in the City Code) of Iberdrola;

Automated Quotation System	means the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain;

Bolsas de Valores	means the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia;

Business Day	means a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London, Edinburgh, New York and Madrid;

Capital Reduction	means the proposed reduction of share capital of ScottishPower pursuant to the Scheme;

CCGTs	means combined cycle generating turbines;

City Code	means the UK City Code on Takeovers and Mergers;

Closing Price	means the closing middle-market price of the relevant share as derived from, in the case of ScottishPower, the Daily Official List of the London Stock Exchange and, in the case of Iberdrola, the closing price of the SIBE as published in the official bulletin (boletin de cotizacion) of the Madrid Stock Exchange;

CNMV	means Comisión Nacional del Mercado de Valores;

Conditions	means the conditions to the Offer set out in Appendix 1;

Convertible Bondholders	means the holders of the Convertible Bonds;

Convertible Bonds	means US$700,000,000 4 per cent. step-up perpetual subordinated guaranteed convertible bonds issued by ScottishPower Finance (Jersey) Limited convertible into fully paid 4 per cent. exchangeable redeemable preference shares of ScottishPower Finance (Jersey) Limited which are guaranteed by and which will be exchangeable immediately upon issue for ScottishPower Shares;

Court	means Court of Session in Edinburgh, Scotland;

Court Hearings	means the hearings by the Court of the petition to sanction the Scheme and to confirm the cancellation and extinguishment of the ScottishPower Shares provided for by the Scheme under section 137 of the Act;

Court Meeting	means the meeting or meetings of the ScottishPower Shareholders (or any adjournment thereof) to be convened pursuant to the order of the Court under section 425 of the Act for the purpose of considering, and if thought fit, approving the Scheme (with or without amendment);

Court Order(s)	means the order(s) of the Court sanctioning the Scheme under section 425 of the Act and confirming the reduction of share capital provided for by the Scheme under section 137 of the Act;

CREST	means the computerised settlement system to facilitate the transfer of title to shares in uncertificated form operated by CrestCo Limited;

Deposit Agreement	means the amended and restated deposit agreement between ScottishPower and Morgan Guaranty Trust Company of New York, as depository, and the holders from time to time of the ADSs thereunder, including the form of ADSs as filed on Form F-6 with the SEC on 24 April 2001;

Depositary	means JPMorgan Chase Bank N.A.;

EBITDA	means earnings before interest, tax and depreciation;

Effective

means:

if the Offer is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or

if the Offer is implemented by way of a Takeover Offer, the Takeover Offer having been declared or become unconditional in all respects in accordance with the City Code;

Effective Date	means the date on which the Offer becomes Effective;

Enlarged Iberdrola Group	means the Iberdrola Group (including the ScottishPower Group) following the Effective Date;

Enterprise Value	means market capitalisations (as at 27 November 2006) plus latest reported net debt including minority interests);

Euro	means the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the treaty establishing the European Community as amended by the treaty on the European Union;

Exchange Act	means US Securities Exchange Act of 1934, as amended;

Exon-Florio Filing	means the filing pursuant to the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 administered by the US Treasury Department through the Committee on Foreign Investment in the United States;

FSA	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

Groups	means the Iberdrola Group and the ScottishPower Group;

Iberclear	Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, SAU;

Iberdrola	means Iberdrola, S.A.;

Iberdrola Directors or Board of Iberdrola or Iberdrola Board	means the board of directors of Iberdrola;

Iberdrola Group	means Iberdrola and its subsidiaries and, where the context permits, each of them;

Iberdrola Shareholder Circular	means the notice convening the Iberdrola Shareholders’ Meeting and the information and documentation to be made available to Iberdrola Shareholders outlining the Offer;

Iberdrola Shareholders’ Meeting	means the general shareholders meeting of Iberdrola to be convened to consider, and if thought fit, approve, amongst other things, the issue of the New Iberdrola Shares in connection with Offer;

Iberdrola Shares	the common shares (acciones ordinarias) of Euro 3 each in the capital of Iberdrola;

Implementation Agreement	means the implementation agreement between Iberdrola and ScottishPower dated 28 November 2006;

Inducement fee	means £50,000,000;

KWh	means kilowatt hours;

Laws

means all laws, statues, secondary and subordinate legislation,

judgements, orders, decisions and interpretation of any law by any court, authority and/or government department of agency plus any international or EU treaties and regulations;

LIBOR	means the rate of interest determined by Iberdrola on the basis of the average (rounded down where necessary to the nearest whole multiple of one-sixteenth of 1.0 per cent.) of the respective rates per annum at which any two London clearing banks selected by Iberdrola are prepared to offer six month Sterling deposits of £2 million to leading banks in the London inter-bank market at or about 11.00 am (London time) on the first Business Day of the relevant interest period and a certificate in writing, under the hand of a duly authorised official of Iberdrola, shall be conclusive evidence of that rate;

Listing Rules	means the Listing Rules of the FSA as amended from time to time and contained in the FSA’s publication of the same name;

LNG	means liquefied natural gas;

Loan Note Alternative	means the alternative whereby ScottishPower Shareholders (other than ScottishPower Shareholders in Loan Note Restricted Jurisdictions, US resident holders of ScottishPower Shares and ScottishPower ADS Holders) may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Offer;

Loan Note Elected Shares	means the ScottishPower Shares (if any) in respect of which valid elections for the Loan Note Alternative are made in accordance with its terms;

Loan Note Form of Election	means the forms of election relating to the Offer which will accompany the Scheme Document;

Loan Notes	means the floating rate unsecured loan notes of Iberdrola, or a wholly owned subsidiary of Iberdrola and guaranteed by Iberdrola, issued pursuant to the Loan Note Alternative;

Loan Note Restricted Jurisdictions	means any of the United States, Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Loan Note Alternative would violate the law of that jurisdiction;

London Stock Exchange	means The London Stock Exchange plc;

Mix and Match Facility	means the mix and match facility under which ScottishPower Shareholders may, subject to availability, elect to vary the proportions of New Iberdrola Shares and cash they will receive under the Offer, subject to the elections made by other ScottishPower Shareholders;

MW	means megawatt;

MWh	means megawatt hours;

New Iberdrola Shares	means the Iberdrola Shares proposed to be issued to ScottishPower Shareholders, credited as fully paid, under the Offer;

Offer	means the proposed acquisition of the ScottishPower Shares by Iberdrola or Iberdrola and a member of the Iberdrola Group to be implemented by means of the Scheme (or, if Iberdrola so elects, subject to ScottishPower’s prior consent, a Takeover Offer) on the terms and subject to the Conditions set out in this announcement and to be set out in the Scheme Document (or the Offer Document (as the case may be)) and where the context admits, any subsequent revision, variation, extension or renewal thereof;

Offer Document	means in the event Iberdrola elects, subject to ScottishPower’s prior consent, to conduct the Offer by means of a Takeover Offer the document containing the offer to be sent to ScottishPower Shareholders;

Official List	means The Official List of the FSA;

OFGEM	means the Office of Gas and Electricity Markets;

Overseas Persons	means Iberdrola Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdiction outside the United Kingdom;

Panel	means the Panel on Takeovers and Mergers;

RAB	means regulated asset base;

Registrar of Companies	means the Registrar of Companies for Scotland;

Regulatory Information Service	means any of the services set out in Appendix 3 to the Listing Rules;

Relevant Authority	means the European Commission, the Office of Gas and Electricity Markets, the Comision Nacional de Energia and any other court or competition, antitrust or supervisory body or other government, governmental, trade or regulatory agency or body in each case in any jurisdiction whose consent or clearance is required or desirable in connection with the Offer including the US Federal Energy Regulatory Commission, US Department of Justice, US Federal Trade Commission, US Treasury Department and US state regulatory commissions or authorities and Relevant Authorities shall mean all of them;

Scheme	means the acquisition of the ScottishPower Shares by way of a scheme of arrangement under section 425 of the Act, on the terms and subject to the Conditions set out in this announcement;

Scheme Document	means the document to be sent to ScottishPower Shareholders which will, among other things, contain the terms and conditions of the Scheme;

Scheme Record Date	means 6.00 p.m. on the Business Day before the Scheme becomes Effective;

Scheme Shareholders	means the holders of the ScottishPower Shares;

Scheme Shares	means the ScottishPower Shares;

ScottishPower	means Scottish Power plc;

ScottishPower ADS	means an American depositary share comprising four underlying ScottishPower Shares;

ScottishPower ADS Holder	means the holders of ScottishPower ADSs;

ScottishPower B Shares	means the non-cumulative preferrence shares of 50 pence each in the share capital of ScottishPower;

ScottishPower Deferred Shares	means the deferred shares of 50 pence each in the share capital of ScottishPower;

ScottishPower Directors or Board of ScottishPower or ScottishPower Board	means the board of directors of ScottishPower;

ScottishPower EGM or ScottishPower Extraordinary General Meeting	means the extraordinary general meeting of ScottishPower (or any adjournment thereof) to be convened in connection with the Scheme;

ScottishPower EGM Resolution	means the special resolution to approve, amongst other things, the cancellation of the ScottishPower Shares, the alteration of ScottishPower’s articles of association and such other matters as may be necessary to, connected with or desirable for the implementation of the Offer;

ScottishPower Group	means ScottishPower and its subsidiaries and, where the context permits, each of them;

ScottishPower Share Schemes	means the ScottishPower Employee Share Ownership Plan, the ScottishPower 2000 Long Term Incentive Plan, the ScottishPower 2006 Long Term Incentive Plan, the ScottishPower Sharesave Scheme, the ScottishPower Executive Share Option Plan 2001, the PacifiCorp Stock Incentive Plan and the Annual Incentive Plan Deferred Share Programme;

ScottishPower Shareholders	means the holders of ScottishPower Shares;

ScottishPower Shares	means the ordinary shares of 42 pence each in the capital of ScottishPower;

SEC	means the US Securities and Exchange Commission;

Special Dividend	means the special dividend of 12 pence (Euro 0.18) per ScottishPower Share to be paid to ScottishPower Shareholders on the ScottishPower register of members on the Scheme Record Date;

Sterling or £	means pounds sterling;

Subsidiary Undertaking, Associated Undertaking and Undertaking	have the meanings given by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act) and substantial interest means a direct or indirect interest in 20 per cent. or more of the equity capital of an Undertaking;

Takeover Offer	means a takeover offer as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006;

TW	means terawatt;

TWh	means terawatt hours;

United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

US Securities Act	means The United States Securities Act of 1933, as amended.

Wider Iberdrola Group	means Iberdrola and its Subsidiary Undertakings, Associated Undertakings and any other Undertakings in which Iberdrola and such Undertakings (aggregating their interests) have a substantial interest; and

Wider ScottishPower Group	means ScottishPower and its Subsidiary Undertakings, Associated Undertakings and any other Undertakings in which ScottishPower and such Undertakings (aggregating their interests) have a substantial interest.